SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth St, NW, Suite 700 Washington, DC, 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com
HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com

December 7, 2016

VIA EDGAR

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	OHA Investment Corporation Annual Report on Form 10-K (File No. 814-00672) (the “Form 10-K”)

Dear Ms. Fettig and Mr. Rakestraw:

On behalf of OHA Investment Corporation (the “Company”), set forth below are the Company’s responses to the additional comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Form 10-K that we received during our telephone conversation with you on November 8, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.
Comment: We refer to the sixth comment and related response in the letter submitted by the Company to the SEC on October 13, 2016 (such letter is referred to herein as the “Prior Letter”). In particular, the Staff notes the one of the three components used by the Company in connection with calculating the income test for purposes of Rule 3-09 and Rule 4-08(g) of Regulation S-X is “the change in unrealized appreciation (depreciation) recognized by the Company with respect to the portfolio company investment during the period in question.” [Emphasis added.] Please confirm to the Staff that the reference to “portfolio company investment” contained therein encompasses both the equity investment held by the Company in the portfolio company, as well as any debt or other investment held by the Company in the portfolio company.

Response: Based on the clarification noted in the Staff’s comment, the Company has re-computed the income test under Rule 1-02(w) of Regulation S-X for the control investments

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
December 7, 2016

held by it during fiscal years 2014 and 2015 by taking into account the Company’s investment in both the debt and equity instruments of such controlled portfolio companies.

Under the revised calculations, which are set forth in Exhibit I hereto, the Company’s investment in Contour Highwall Holdings, LLC (“Contour”), which included both debt and equity investments (i.e., a senior secured loan, promissory note and 800 membership units), met the criteria for such investment to be classified as a “significant subsidiary” under Rule 1-02(w) of Regulation S-X for fiscal years 2014 and 2015, as Contour’s income1 represented 28% and 14% of the Company’s net increase (decrease) in net assets resulting from operations for the fiscal years ended 2014 and 2015, respectively. In addition, the Company’s investment in Spirit Resources, LLC (“Spirit”), which included both debt and equity investments (i.e., an overriding royalty interest, tranche A and B senior term loans and 80,000 preferred units), also met the criteria for such investment to be classified as a “significant subsidiary” for fiscal year 2014, as Spirit’s income2 represented 51% of the Company’s net increase (decrease) in net assets resulting from operations in that period. Other than Contour and Spirit, the Company did not have any other control investments during the periods in question.

It should be noted that the fair value of the Company’s investments in each of Contour and Spirit was a relatively small percentage of the total fair value of the Company’s portfolio investments as of the fiscal years ended December 31, 2014 and December 31, 2015, as shown in the table below:

$s in 000s	Fiscal Year Ended 12/31/14		Fiscal Year Ended 12/31/15
	$	% of Total Portfolio at FV	$	% of Total Portfolio at FV
Contour	4,500	2.6%	1,000	0.6%
Spirit	1,775	1.0%	0	0.0%

In addition, neither the Contour nor the Spirit investments were a significant contributor to the net investment income earned by the Company during those periods. Rather, the classification of each investment as a “significant subsidiary” under Regulation S-X resulted from write-downs in the value of these investments during fiscal 2014 (in the case of Spirit) and fiscal 2014 and 2015 (in the case of Contour).

Also, in June 2016, the Company sold its 800 membership units in Contour, and in connection with this transaction, its remaining investments in Contour were extinguished. Similarly, in June 2015, Spirit sold substantially all of its assets to a third-party, and in connection therewith, the Company conveyed its overriding royalty interest back to Spirit.
_______________________
1 Income includes: (i) interest, dividend and other income recorded by the Company from the portfolio company during the period in question, (ii) the change in unrealized appreciation (depreciation) recognized by the Company with respect to its investments in the portfolio company during the period in question and (iii) any realized gains recognized by the Company with respect to its investments in the portfolio company during the period in question.

2 Id.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
December 7, 2016

Although the Company’s remaining investments in Spirit have not been legally extinguished, these investments have been deemed worthless for federal income tax purposes and will be removed from the Schedule of Investments to be included in the Company’s 2016 Form 10-K.3

In light of the foregoing, we do not believe that any purpose would be served if the Company were now required to file the historical audited or summarized financial information, as applicable, for these portfolio companies in its SEC filings, particularly given that (i) the Company would have to incur a significant amount of expenses in order to prepare and file such historical audited and summarized financial information and (ii) these portfolio company investments are no longer of any relevance or importance to the Company’s investors since the Company no longer holds them. In this regard, the only relevant information with respect to the Company’s investments in Contour and Spirit that the Company’s stockholders need to know in evaluating such investments given that such investments have been liquidated/deemed worthless is the realized gain or loss resulting therefrom. The Company has included such disclosure with respect to Contour in its Form 10-Q for the quarter ended June 30, 20164 and undertakes to add similar disclosure with respect to Spirit in its 2016 Form 10-K.

In any event, the Company undertakes to take into account the clarification noted in the Staff’s comment in connection with determining whether historical audited or summarized financial information for its controlled portfolio companies is required to be included by Rule 3-09 and Rule 4-08(g) of Regulation S-X in its future SEC filings.

2.
Comment: We refer to the statement that the Company “will accrue any capital gains portion of the incentive fee in accordance with GAAP or TIS section 6910.29” in the Company’s response to the tenth comment contained in the Prior Letter. [Emphasis added.] Please advise the Staff of the Company’s historical practice with respect to the accrual of such expenses.

Response: Oak Hill Advisors, L.P. (“OHA”) began serving as investment advisor to the Company on September 30, 2014. Since such date, the Company has followed and applied
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3 As noted in the SEC’s Dear Chief Financial Officer Letter dated November 1, 1997, “a fund that owns securities considered to be worthless should continue to list those securities in its schedule of investments indicating a zero value. Only after a fund has classified the security as a worthless security for federal income tax purposes should any security be removed from the listing.”
4The Company’s Form 10-Q for the quarter ended June 30, 2016 contains the following disclosure with respect to Contour:

“In June 2016, we sold our 800 Membership Units representing 80% of the common equity of Contour Highwall Holdings, LLC, or Contour, for $1.4 million, net of transaction costs of $0.1 million. In connection with this transaction, the senior secured term loan and the unsecured promissory note of Contour were extinguished. The initial investment was made in October 2010 and this transaction resulted in a realized loss of $10.1 million.”

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
December 7, 2016

the incentive fee accrual guidance set forth in GAAP and TIS section 6910.29 to the capital gains incentive fee payable by the Company under its investment advisory agreement with OHA (i.e., the accrual on a capital gains incentive fee expense based on the amount by which net realized gains and unrealized gains exceed unrealized losses).

*****

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc: Lisa R. Price, OHA Investment Corporation
Steven B. Boehm, Sutherland Asbill & Brennan LLP

EXHIBIT I

OHAI
Contour
Rule 1-02(w) of Regulation S-X - Income Test
$(000s)

		Significance Level
Audited Financial Statement Required		>20%
Summerized Financial Information		10% - 20%

Investment in Contour		%		%
	2014	Ttl Change in Net Assets from Ops	2015	Ttl Change in Net Assets from Ops
Investment Income
Senior Secured Term Term Loan	$833	-4%	$—	0%
Unsecured Promissory Note	—	0%	—	0%
800 Membership Units	—	0%	—	0%
Total Investment Income	833	-4%	—	0%

Unrealized Gain (Loss)
Senior Secured Term Term Loan	(6,243)	28%	(3,500)	11%
Unsecured Promissory Note	—	0%	(800)	3%
800 Membership Units	(836)	4%	—	0%
Total Unrealized Gain (Loss)	(7,079)	32%	(4,300)	14%

Realized Gain (Loss)
Senior Secured Term Term Loan	—	0%	—	0%
Unsecured Promissory Note	—	0%	—	0%
800 Membership Units (Equity)	—	0%	—	0%
	—	0%	—	0%

Total Contour Investments	(6,246)	28%	(4,300)	14%

Net Increase (Decrease) in Net Assets resulting from Operations (per 10-k)	$(22,231)	100%	$(31,222)	100%

OHAI
Spirit
Rule 1-02(w) of Regulation S-X - Income Test
$(000s)
		Significance Level
Audited Financial Statement Required		>20%
Summerized Financial Information		10% - 20%

Investment in Spirit		%		%
	2014	Ttl Change in Net Assets from Ops	2015	Ttl Change in Net Assets from Ops
Investment Income
Tranche A - Senior Secured Term Loan	$428	-2%	$—	0%
Tranche B - Senior Secured Term Loan	143	-1%	—	0%
ORRI	90	0%	30	0%
80,000 Preferred Units representing 100% equity	—	0%	—	0%
Total Investment Income	661	-3%	30	0%

Unrealized Gain (Loss)
Tranche A - Senior Secured Term Loan	(4,108)	18%	(607)	2%
Tranche B - Senior Secured Term Loan	(4,409)	20%	—	0%
ORRI	(193)	1%	(315)	1%
80,000 Preferred Units representing 100% equity	(3,356)	15%	—	0%
Total Unrealized Gain (Loss)	(12,066)	54%	(922)	3%

Realized Gain (Loss)
Tranche A - Senior Secured Term Loan	—	0%	—	0%
Tranche B - Senior Secured Term Loan	—	0%	—	0%
ORRI	—	0%	255	-1%
80,000 Preferred Units representing 100% equity	—	0%	—	0%
	—	0%	255	-1%

Total Spirit Investments	(11,405)	51%	(637)	2%

Net Increase (Decrease) in Net Assets resulting from Operations (per 10-k)	$(22,231)	100%	$(31,222)	100%